UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2011.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                          to

Commission file number 1-4422

A.           Full title of the plan and address of the plan, if different from that of issuer named below:

Western Industries — North, LLC

Western Industries Retirement Savings Plan

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

ROLLINS, INC.

2170 PIEDMONT ROAD, N.E.

ATLANTA, GA 30324

Western Industries Retirement Savings Plan

Financial Statements

December 31, 2011 and 2010

Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of the

Western Industries Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Western Industries Retirement Savings Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Windham Brannon, P.C.

Atlanta, Georgia

June 12, 2012

WESTERN INDUSTRIES

RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2011 and 2010

	2011	2010
ASSETS
INVESTMENTS, at fair value:
Mutual funds	$22,873,764	$24,123,064
Rollins, Inc. common stock	1,498,266	1,437,575
Synthetic Guaranteed Investment Contract	28,143,902	26,372,607

Total Investments	52,515,932	51,933,246

RECEIVABLES:
Employer contribution receivable	991,009	979,655
Notes receivable from participants	1,588,075	1,527,990

Total Receivables	2,579,084	2,507,645

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	55,095,016	54,440,891

Adjustment from fair value to contract value relating to fully benefit-responsive investment contracts	(1,905,079)	(1,054,475)

NET ASSETS AVAILABLE FOR BENEFITS	$53,189,937	$53,386,416

The accompanying notes are an integral part of these financial statements.

WESTERN INDUSTRIES

RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

For The Year Ended December 31, 2011

ADDITIONS:
Investment Income:
Net change in fair value of mutual funds	$(447,156)
Net change in contract value of Synthetic GIC	997,048
Net change in fair value of Rollins, Inc. common stock	174,659
Dividend income on Rollins, Inc. common stock	18,673
Total Investment Gain	743,224

Interest on notes receivable from participants	73,379

CONTRIBUTIONS:
Participants	1,830,506
Employer	1,282,070
Rollovers	87,869

Total Contributions	3,200,445

Total Additions	4,017,048

DEDUCTIONS :
Distributions to participants	4,191,637
Participant transaction charges	6,150

Total Deductions	4,197,787

NET DECREASE	(180,739)

TRANSFERS OUT OF PLAN	(15,740)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	53,386,416

End of year	$53,189,937

The accompanying notes are an integral part of these financial statements.

WESTERN INDUSTRIES RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

1.                                      DESCRIPTION OF PLAN

The following description of the Western Industries Retirement Savings Plan (the “Plan”) is provided for general information purposes.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan, as amended and restated, is a defined contribution plan covering eligible employees of Western Industries — North, LLC (the “Company” and the “Plan Sponsor”) and Western Industries — South, LLC.  Rollins, Inc. is the Company’s parent.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan administrator has the discretion to provide for transfer to and from defined contribution plans maintained by related companies.  This provision is intended primarily to facilitate the periodic transfers to and from the Rollins 401(k) Plan (“Rollins Plan”) or the Waltham Services, LLC Tax-Favored Employees’ Savings Plan (“Waltham Plan”), without requiring participant elections, but may also apply to other 401(k) plans from other acquisitions.

The Plan has designated the Plan investment fund invested primarily in Rollins, Inc. Common Stock as an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Internal Revenue Code (the “Code”).  The Administrative Committee may allow participants to elect to receive dividends on Rollins, Inc. Common Stock or to have such dividends paid to the Plan and reinvested in Rollins, Inc. Common Stock.  Participants may exercise voting, tendering and similar rights with respect to shares of Rollins, Inc. Common Stock held in their accounts under the Plan.

Eligibility

Employees are eligible to participate in the Plan following completion of three months of service for fulltime employees and one year of service in which at least 1,000 hours of work was completed for non-fulltime employees.  Employees enter the Plan on the first day of the quarter following attainment of eligibility requirements.

Contributions

Eligible employees are automatically enrolled in the Plan, and pre-tax contributions are withheld at 3% of eligible compensation, unless the employee elects differently.  Participants may elect to contribute up to 75% of eligible compensation as defined by the Plan, subject to a maximum of $16,500 in 2011.  Participants age 50 or older may also make additional “catch-up” contributions limited to $5,500 in 2011.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“rollovers”).  The Company matches each participant’s contribution equal to $0.50 for each $1.00 contributed limited to the first 3% of the participant’s compensation.  The Company match is contributed to employees each pay period.

WESTERN INDUSTRIES RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

Discretionary contributions made by the Company under a profit sharing program are determined at the end of the year by the Company’s Board of Directors.  Participants whose compensation is in excess of the Social Security taxable wage base receive an allocation equal to the greater of 5.7% or a percentage equal to the Social Security contribution rate in effect at the beginning of the Plan year of such excess compensation.  The contributions remaining after making the allocation, if any, are allocated to all eligible participants based on the ratio of a participant’s compensation to the total compensation of all eligible participants, provided the participant has completed 1,000 hours of service during the Plan year and is an employee on the last day of the Plan year.  No discretionary profit sharing contributions were made in 2011.

Additional discretionary Company contributions are determined at the end of the year by the Company’s Board of Directors.  The Company can elect to provide an additional discretionary contribution up to three percent of a participant’s compensation.  To be eligible for the additional discretionary contribution, the participant must be actively employed on the last day of the Plan’s year and have completed 1,000 hours of service during the Plan year.  An additional discretionary contribution of $989,797 was made for 2011.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, rollovers, the Company’s contribution and earnings on the investments in their account, and is charged with specific transaction fees.  Participants direct the investment of their contributions and any Company contributions into various investment options offered by the Plan.  The Plan currently offers thirteen mutual funds, one synthetic guaranteed investment contract, and Rollins, Inc. Common Stock as investment options for participants.  Participants may change their investment options on a daily basis.  The default investment fund is selected by the Administrator.  The Administrator has elected GoalMaker (an asset allocation model based on the participants expected retirement date which includes various fund options offered by the Plan) as the default investment option.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Notes Receivable from Participants

Participants may obtain loans from the Plan up to 50% of their vested account balance or $50,000, whichever is less, with a minimum of $1,000.  Loans bear interest at a reasonable rate commensurate with current interest rates charged for loans made under similar circumstances by persons in the business of lending money, are collateralized by a participant’s account balance and may not exceed 5 years, or 15 years if used for the purchase of a residence.  Loans are generally payable through payroll deductions and only one loan may be outstanding at a time.

WESTERN INDUSTRIES RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

Vesting

Participants are vested immediately in their contributions, plus actual earnings thereon.  Upon normal retirement, disability, or death, each participant is 100% vested in the Company’s contributions.  Participants vest in the Company’s additional discretionary and profit sharing contributions based on the following schedule:

Years of Credit Service	Vesting
Less than 2 years	0%
Between 2 and 3 years	20%
Between 3 and 4 years	40%
Between 4 and 5 years	60%
Between 5 and 6 years	80%
6 years or more	100%

Participants hired prior to January 1, 2007 vest in the additional discretionary and profit sharing contributions based on a vesting schedule that begins after 3 years and earns 20% each year thereafter through seven years of service.

A participant’s vested percentage in the Company match contributions is determined in accordance with the following schedule:

Years of Credit Service	Vesting
Less than 1 year	0%
Between 1 and 2 years	20%
Between 2 and 3 years	40%
Between 3 and 4 years	60%
Between 4 and 5 years	80%
5 years or more	100%

Forfeitures

Forfeitures are created when participants terminate employment before becoming vested in the Company’s contributions.  Forfeitures were $15,920 at December 31, 2011 and $251 at December 31, 2010.  Forfeitures are used to reduce employer matching contributions to the Plan.  Forfeitures of $155,382 were used in 2011 to reduce the Company’s matching contribution.

WESTERN INDUSTRIES RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

Payment of Benefits

Upon retirement, death, total and permanent disability, or termination for any reason, the participant, or their beneficiary, may receive the total value of their vested account in either a single lump-sum payment in cash, installments over a period of not more than a participant’s assumed life expectancy, in partial withdrawals, or in a joint and 100% survivor annuity.  For participants who have attained age 70½, payments are made in accordance with minimum annual amounts as described in applicable sections of the Internal Revenue Code.

Withdrawals of all or any part of vested contributions during employment are permitted only under hardship circumstances which are set forth in accordance with applicable sections of the Internal Revenue Code and approved by the Plan Administrator.  After a hardship withdrawal, a participant may not make contributions into their account for a period of six months.  A participant who reaches age 59½ can withdraw any portion of their vested account.  Only one such withdrawal is allowed in any 12-month period.

Participants may elect to have dividends paid on Rollins, Inc. Common Stock distributed in cash or paid to the Plan and reinvested in Rollins, Inc. Common Stock.

Participant Transaction Charges

All loan fees, investment transaction fees, and recordkeeping fees are paid by participants in the Plan.  Loan fees are charged directly to the participant requesting the loan, and transaction fees and recordkeeping fees are netted with appreciation/depreciation in fair value in each participant’s account.  The Plan Sponsor paid all other administrative expenses of the Plan during 2011.

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Contributions

Employee contributions, and the related match, are considered payable to the Plan upon the withholding of such contributions from the participant’s paycheck.

WESTERN INDUSTRIES RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

Discretionary contributions determined at the end of the year are considered payable to the Plan at the Plan’s year-end.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Investments in mutual funds and common stock are stated at the quoted market prices for the identical security in an active market.  The fair value of the synthetic guaranteed investment contract (GIC) is based on the market value of the underlying collateral portfolio.  Securities transactions are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net change in fair value of mutual funds includes realized and unrealized gains and losses on those investments and dividends on mutual funds.

Because the synthetic GIC is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the synthetic GIC as contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The contract value represents contributions made under the contract, plus earnings, less participant withdrawals.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.  The Statements of Net Assets Available for Benefits present the fair value of the investment contract as well as the adjustment from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Notes Receivable from Participants

Notes receivable from participants are valued at their outstanding balances.  Interest income on notes receivable from participants is recorded when received, primarily monthly.

Benefit Payments

Benefit payments are recorded when paid.

WESTERN INDUSTRIES RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

3.                                      INVESTMENTS

Investments at December 31, 2011 and 2010 that represent 5% or more of the Plan’s net assets are as follows:

	2011	2010

Synthetic GIC:
Prudential Guaranteed Fund - Western, at contract value	$26,238,823	$25,318,132
Mutual Funds:
Vanguard Windsor II Adm Fund	4,408,951	5,024,643
Pimco Total Return Institutional Fund	3,784,165	3,930,086
Growth Fund of America R4 Fund	*	3,137,037
American Europacific Growth R4 Fund	3,500,334	3,016,432
Oakmark Equity & Income	3,238,476	2,774,891

* Investment is less than 5% of the Plan’s net assets.

Generally accepted accounting principles establish a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three levels.  The fair value hierarchy gives the highest priority to quoted market prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  Level 2 inputs are inputs from quoted market prices in active markets for similar assets and liabilities, which are observable for the asset or liability, either directly or indirectly.  The Plan uses Level 1 inputs when available as Level 1 inputs generally provide the most reliable evidence of fair value.

Certain investments are reported at fair value on a recurring basis in the statements of net assets available for benefits.  The following methods and assumptions were used to estimate the fair values:

Mutual funds and common stock — These investments consist of various publicly-traded mutual funds and common stock.  The fair values are based on quoted market prices for the identical securities in an active market.

Synthetic GIC - The synthetic GIC is a wrap contract paired with underlying investments which are owned by the Plan.  The underlying investments consist of high-quality, intermediate fixed income securities.  The wrapper contract relating to the synthetic GIC was purchased through Prudential Bank & Trust, FSB, and has a fair value of $0 at both December 31, 2011 and 2010, based on the expected replacement cost of the contract.  The trust’s crediting interest rate on the synthetic GIC is determined using an explicit formula specified in the interest schedule within the synthetic GIC contract.  The rate is reset every six months.  The average yields on the

WESTERN INDUSTRIES RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

synthetic GIC based on actual earnings and interest rate credited to participants for the year ended December 31, 2011 and 2010 are as follows:

	2011	2010

Based on actual earnings	1.9%	2.8%

Based on interest rate credited to participants	3.7%	4.2%

This investment is deemed a Level 2 asset as the fair value is determined using observable inputs including the average earnings yield, which is comparable to similar securities.

Fair value information for investments that are measured at fair value on a recurring basis is as follows at December 31, 2011 and 2010:

	Fair Value Measurements at December 31,2011
		Significant
	Quoted Prices	Other	Significant
	in Active	Observable	Unobservable	Fair
	Markets	Inputs	Inputs	Value
	(Level 1)	(Level 2)	(Level 3)	Measurement

Mutual funds:
Large blend funds	$1,103,250	$—	$—	$1,103,250
Mid-cap value funds	1,051,331	—	—	1,051,331
Foreign large blend fund	3,500,334	—	—	3,500,334
Intermediate term bond fund	3,784,165	—	—	3,784,165
Large growth fund	2,230,580	—	—	2,230,580
Large value fund	4,408,951	—	—	4,408,951
Moderate allocation fund	3,238,477	—	—	3,238,477
Small value fund	425,793	—	—	425,793
Small growth fund	1,438,142	—	—	1,438,142
World stock fund	121,576	—	—	121,576
Mid-cap growth fund	1,571,165	—	—	1,571,165
Rollins, Inc. common stock	1,498,266	—	—	1,498,266
Synthetic Guaranteed Investment Contract	—	28,143,902	—	28,143,902
Total investments, at fair value	$24,372,030	$28,143,902	$—	$52,515,932

WESTERN INDUSTRIES RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

	Fair Value Measurements at December 31,2010
		Significant
	Quoted Prices	Other	Significant
	in Active	Observable	Unobservable	Fair
	Markets	Inputs	Inputs	Value
	(Level 1)	(Level 2)	(Level 3)	Measurement

Mutual funds:
Large blend funds	$1,074,693	$—	$—	$1,074,693
Mid-cap value funds	3,078,479	—	—	3,078,479
Foreign large blend fund	3,016,432	—	—	3,016,432
Intermediate term bond fund	3,930,086	—	—	3,930,086
Large growth fund	3,137,037	—	—	3,137,037
Large value fund	5,024,643	—	—	5,024,643
Moderate allocation fund	2,774,892	—	—	2,774,892
Small value fund	488,398	—	—	488,398
Small growth fund	1,418,493	—	—	1,418,493
World stock fund	179,911	—	—	179,911
Rollins, Inc. common stock	1,437,575	—	—	1,437,575
Synthetic Guaranteed Investment Contract	—	26,372,607	—	26,372,607
Total investments, at fair value	$25,560,639	$26,372,607	$—	$51,933,246

The Plan’s investments are exposed to various risks such as interest rate, market, currency and credit risks.  It is at least reasonably possible that changes in their fair value will occur in the near term and that such changes could materially affect participants’ account balances.

4.                                      INCOME TAX STATUS

The Internal Revenue Service determined and informed the Company by a letter dated February 16, 2005 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).  Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and has no income subject to unrelated business income tax.  The Plan’s income tax returns for the past three years are subject to examination by tax authorities, and may change upon examination.  The Plan has filed for a new determination letter from the Internal Revenue Service.

WESTERN INDUSTRIES RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

5.                                      TRANSACTIONS WITH PARTIES-IN-INTEREST

At December 31, 2011 and 2010, respectively, the Plan held approximately 67,000 and 73,000 shares of Rollins, Inc. Common Stock.  The fair value of the Plan’s investment in Rollins, Inc. Common Stock at December 31, 2011 and 2010 was approximately $1,498,000 and $1,438,000, respectively.  During 2011, the Plan received $18,673 in dividends in Rollins, Inc. Common Stock, which was used to purchase additional shares of the stock.

At December 31, 2011 and 2010, the Plan investments include a synthetic GIC that is managed directly by Prudential Retirement Insurance and Annuity Company (“Prudential”).  Prudential is the custodian as defined by the Plan; therefore, transactions in this security qualify as party-in-interest transactions.

6.                                      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2011 and 2010:

	2011	2010

Net assets available for benefits per the financial statements	$53,189,937	$53,386,416
Plus: Adjustment from contract value to fair value for fully benefit-responsive investment contract	1,905,079	1,054,475
Less: employer contributions receivable at end of year	(991,009)	(979,655)

Net assets available for benefits per the Form 5500	$54,104,007	$53,461,236

The following is a reconciliation of the increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2011:

Decrease in net assets available for benefits per the financial statements	$(180,739)
Less: employer contributions receivable at end of year	(991,009)
Add: employer contributions receivable at beginning of year	979,655
Add: current year adjustment from contract value to fair value for fully benefit-responsive investment contract	1,905,079
Less: prior year adjustment from contract value to fair value for fully benefit-responsive investment contract	(1,054,475)

Increase in net assets available for benefits per the Form 5500	$658,511

WESTERN INDUSTRIES RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

7.                                      PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Internal Revenue Code.  In the event of Plan termination, participants would become fully vested.

Supplemental Schedule

WESTERN INDUSTRIES

RETIREMENT SAVINGS PLAN

EIN:  20-0890604  Plan No:  006

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

	(b)	(c)	(e)
(a)	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Current Value

		Mutual Funds:
	Pimco Institutional Funds	Pimco Total Return Institutional Fund	$3,784,165
	Franklin	Franklin Growth Adv	1,255,526
	Victory Funds	Victory Diversified Stock A Fund	374,957
	Vanguard Funds	Vanguard Windsor II Adm Fund	4,408,951
	Vanguard Funds	Vanguard 500 Index Fund	728,294
	T. Rowe Price Funds	T. Rowe Price New Horizons Fund	1,438,142
	American Funds	Growth Fund of America R4 Fund	975,054
	Goldman Sachs Funds	Goldman Sachs Mid Cap Value A Fund	1,051,331
	DWS Funds	DWS Small Cap Value A Fund	425,793
	American Funds	Capital World Growth R4 Fund	121,576
	American Funds	American Europacific Growth R4 Fund	3,500,334
	Oakmark	Oakmark Equity & Income	3,238,476
	Morgan Stanley	Morgan Stanley Inst Mid Cap	1,571,165
*	Prudential	Prudential Guaranteed Fund. Western	28,143,902
*	Rollins, Inc.	Common Stock	1,498,266
*	Participant loans	Interest rates from 4.25% to 9.25%	1,588,075

			$54,104,007

*Indicates a party-in-interest to the Plan

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTERN INDUSTRIES RETIREMENT SAVINGS PLAN

(Registrant)

Date: June 15, 2012	By:	/s/SG Petouvis
SG Petouvis
Director of Human Resources

INDEX OF EXHIBITS

Exhibit Number

(23.1)                   Consent of Windham Brannon, P.C., Independent Registered Public Accounting Firm.